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17016845

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 03 2017

SEC FILE NUMBER
8-68711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTRAL STATES CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 W. 83RD STREET, SUITE 101
(No. and Street)

PRAIRIE VILLAGE	KANSAS	66208-5304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 WEST 47TH PLACE, STE 204	WESTWOOD	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

auc

OATH OR AFFIRMATION

I, J. DANIEL STEPP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTRAL STATES CAPITAL MARKETS, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR, CEO

Title


PAMELA R. KASPER
NOTARY
My Appt. Expires
4-24-2020
PUBLIC
STATE OF KANSAS

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTRAL STATES CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION
AS OF DECEMBER 31, 2016
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS


MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Central States Capital Markets, LLC
Prairie Village, Kansas

We have audited the accompanying statement of financial condition of

Central States Capital Markets, LLC

as of December 31, 2016 and 2015, and the related notes to the financial statements. The financial statement is the responsibility of Central States Capital Markets' management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Central States Capital Markets as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 22, 2017

Central States Capital Markets, LLC
Statement of Financial Condition
December 31, 2016

Assets

Current assets:		
Cash and cash equivalents	$	217,218
Cash - restricted		450,000
Investment inventory		316,949
Prepaid expense		15,036
Accounts receivable		9,367
Notes Receivable-CSFS		84,000
Total current assets		1,092,570
Office furniture and equipment, net of accumulated depreciation of $176,807		57,922
Other assets:		
Deposit		4,611
Goodwill		1,559,236
Total other assets		1,563,847
	$	2,714,339

Liabilities and Member's Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	106,615
Note payable		495,115
Total current liabilities		601,730
Member's equity:		
Member's capital account		2,696,381
Current year net loss		(583,772)
Total member's equity		2,112,609
	$	2,714,339

The accompanying notes are an integral part of these financial statements

CENTRAL STATES CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1 – Nature of Business

Central States Capital Markets, LLC was incorporated in the State of Kansas on August 31, 2010 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All membership interests in the Company are owned by Central States Financial Services, LLC (the "Parent").

Note 2 – Summary of Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments
At December 31, 2016 our financial instruments consist of cash, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market based rates, the carrying amounts are a reasonable estimate of fair value. See note 6 for further details.

Revenue recognition
The Company recognizes commissions from its broker services based on a settlement date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

Cash and cash equivalents
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Property and Equipment
Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2016.

Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2016, the Company had net capital of $372,142 and was $272,142 in excess of its required net capital of $100,000.

Note 4 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with Hilltop Securities, Inc. Pursuant to this agreement, the Company is required to maintain a deposit account with the clearing firm in an amount determined based on the Company's transaction volume.

Pursuant to the terms of the Company's Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City, the Company also maintains a money market account with the bank as additional collateral to its promissory note.

As of December 31, 2016, the Company maintained deposits of $200,000 and $250,000, respectively in connection with its clearing agreement and promissory note.

Note 5 – Income taxes

The Company is a wholly owned subsidiary of Central States Financial Services, LLC and therefore is included in the consolidated federal and state tax returns filed by Central States Financial Services, LLC, its parent company. As of December 31, 2016, there is a net operating loss of approximately $583,772 available for consolidation. The members of a limited liability company are taxed on their proportionate share of the Company's taxable income, therefore; no provision or liability for federal or state income taxes has been included in the financial statements for the year ended December 31, 2016.

Note 6 – Fair value measurements

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets. ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. (The Company has no level 3 assets or liabilities.)

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3
Investments	-	316,949	
Other assets	-	113,014	
Goodwill	-		1,559,236
Note payable	-	495,115	

The fair value of goodwill is determined based upon discounted future cash inflows. The fair value of debt securities is estimated to carrying value. In 2015, the Company obtained an independent appraisal and no impairment was recognized. The Company's policy is to recognize transfers between levels as of the actual date of the event of change in circumstances. There were no such transfers in 2016.

Note 7 – Note payable On December 31, 2010, the Company entered into a Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City for the principal sum of $5,000,000. The promissory note matured on December 31, 2011 and bears interest a variable rate equal to Security Bank of Kansas City's quoted base rate, currently 3.25%, plus 1.75%. During the year ended December 31, 2016 the interest remained constant at 5.0%. On March 15, 2016, Security Bank issued a one-year extension agreement whereby extending the maturity to March 31, 2017. The promissory note is collateralized by the Company's depository accounts and marketable securities to the extent the unpaid principal balance. As of December 31, 2016, the principal balance outstanding was $495,115 and interest expensed in connection with the loan totaled $24,516.

Note 8 – Commitments and contingencies and related party transactions

The Company leases space in Wichita, Kansas under an operating lease which expires on November 30, 2017 with no stated renewal options. The Company leases space in Prairie Village, Kansas under an operating lease expiring May 31, 2021.

The annual lease payments due pursuant to this agreement are as follows:

Year Ending December 31,		Amount
2017	$	170,436
2018		125,950
2019		125,952
2020		125,952
2021		125,952
	$	674,244

On March 4, 2014, the Company entered into an expense sharing agreement with Central States Financial Services, LLC (the parent) that provides payment for vital services provided to the Company. During the year ended December 31, 2016, $19,000 of expenses has been incurred by the Company related to the expense sharing agreement, which are included in the statement of operations as general administration expenses. Unrelated to this agreement, at December 31, 2016, the parent owed the Company $84,000, which is included in the statement of financial condition as note receivable.

Note 9- SEP program

The Company sponsors a Simple IRA (SEP) plan for all of the employees. The Company matches the first 3% contribution by the employees. The employer contributions in 2016 were $55,649.

Note 10– Subsequent events The Company has evaluated all subsequent events through the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.


Central States
Capital Markets

RECEIVED
2017 MAY -3 PM 3:43
SEC / TM

SEC
Mail Processing
Section
MAY 03 2017
Washington DC
412

May 2, 2017

Reschelle Samuels
SEC Headquarters
100 F. Street MS 7010
Annual Audit Div.
Washington, D.C. 20549

Ref: Statement of Financial Condition for Public Inspection:

Dear Ms. Samuels:

Please find enclosed our Statement of Financial Condition for Public Inspection prepared by our accountants for our fiscal year which ended December 31, 2016. Central States Capital Markets CRD number is 155291.

If you should have any questions about this report, please call me at 913-766-5542.

Yours very truly,

Pamela R. Kasper
Vice President

Central States Capital Markets
4200 West 83rd Street Suite 101 Prairie Village, Kansas 66208
800.851.6459 913.766.6565 913.766.5860 (fax)
Member FINRA/MSRB/SIPC
A Central States Financial Services Company